The Docs, Inc.

5235 S. Durango Dr., Suite 103

Las Vegas, NV 89113

September 28, 2021

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3030

Washington, D.C. 20549

Re: Docs, Inc. (The Docs, Inc.)

Registration Statement on Form S-1

Filed February 3, 2021

File No. 333-252720

Ladies and Gentlemen:

On behalf of The Docs, Inc. (the “Company”), the undersigned hereby submits a response to certain questions raised by the staff of the U. S. Securities and Exchange Commission (the “Staff”) in its letter of comments dated March 2, 2021 (the “Comment Letter”) relating to the Company’s Registration Statement on Form S-1 originally filed on February 3, 2021. Set forth below is the Company’s responses to the Staff’s comments.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

Registration Statement on Form S-1 filed February 3, 2021

Cover Page

1.	It appears that you are a shell company as defined in Rule 405 under the Securities Act of 1933. We note that you have limited assets, that as of September 30, 2020 your fixed assets had not yet been placed into service since acquisition, you have no revenues to date and no operations. We also note that significant steps remain to commence your business plan. Disclose on the cover page and in the description of business section that you are a shell company and add a risk factor that highlights the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings. Alternatively, provide us with a detailed analysis that you are not a shell company.

Response: We respectfully note the Staff’s comment. In consideration of a number of factors, management believes it would be misleading to the public to designate The Docs, Inc. as a shell company. Here follows our justification:

Based on the Company’s unaudited financials, for June 30, 2021, (included in the Registration Statement), the Company owns physical assets valued at $241,000. In Release No. 33-8587, the SEC defined a “shell company” as a registrant, other than an asset-backed issuer, that has (1) no or nominal operations, and (2) either (a) no or nominal assets; (b) assets consisting solely of cash or cash equivalents; or (c) assets consisting of any amount of cash and cash equivalents and nominal other assets. The Company currently has significant assets, and is ready to begin operations. Therefore, as a startup company, even with its limited operating history, the management does not believe The Docs, Inc. falls within the definition of a shell company, as it does not meet the condition of having “no or nominal assets” per Release No. 33-8587. For this reason, it would be misleading to categorize The Docs, Inc. as a shell company.

2.	We note your disclosure on page 7 that you qualify as a smaller reporting company. Please revise the registration statement cover page to indicate by check mark, if true, that the company is a "smaller reporting company" as defined under Rule 12b-2 of the Exchange Act.

Response: We respectfully note Staff’s comment and have revised the registration statement cover page accordingly.

3.	We note your disclosure here, that if you do not sell 300,000 shares of common stock by December 31, 2020, management reserves the right to the extend the offering. Please update this disclosure accordingly as December 31, 2020 appears to be the incorrect date.

Response: We respectfully note Staff’s comment and have revised the registration statement to correct the date.

4.	Please highlight the disparate voting rights of your Preferred Stock in your prospectus summary section and on the prospectus cover page.

Response: We have revised the prospectus summary section and cover page to highlight the voting rights of our Preferred Stock.

Prospectus Summary

Our Company, page 4

5.	We note your disclosure that you are "engaged in the practice of medicine." Please advise us whether a corporation organized under the Nevada general corporation law may engage in the practice of medicine for profit.

Response: We respectfully note Staff’s comment and have revised the registration statement to reflect that our medical director is licensed in the state of Nevada to practice medicine.

6.	We note your disclosure here that you have a "sole officer." However, we note elsewhere in the registration statement that you appear to have a total of three officers. Please revise this inconsistency or otherwise advise.

Response: We have corrected our registration statement throughout to reflect the correct number of officers.

Risk Factors, page 10

7.	Please add a risk factor that discusses the concentration of ownership of your common stock and preferred stock among your existing officers, directors and principal stockholders.

Response: We have revised our risk factors to now include discussion regarding the concentration of ownership.

The high level of competition in our line of business could adversely affect our contact and revenue base..., page 15

8.	We note you appear to indicate that you are already providing physician services when you describe your risk factor here. However, elsewhere in the registration statement we note disclosure that you have not commenced operations. To the extent you have not commenced operations please revise your disclosure here to make it clear that you currently do not have existing customers and have not begun to provide services to date.

Response: We respectfully note Staff’s comment and have revised the registration statement to reflect that the Company does not currently have existing customers and has not yet begun providing services to date.

Use of Proceeds, page 23

9.	We note your disclosure on page 4 that you, "plan to use some of the proceeds from this Offering, if the Offering is successful, to purchase additional supplies necessary, including vascular supplies and isotopes for nuclear medicine," and your disclosure on page 34 that,"[i]f the Company is successful in raising the amount of this offering, $200,000, these funds would help the Company market and advertise its services." However, we note your disclosure here that the "Company has no specific plan for the net proceeds." Please revise your disclosure here to correct this apparent inconsistency or otherwise advise. In addition, please revise your disclosure to discuss the principal reasons for the offering. Please refer to Item 504 of Regulation S-K.

Response: We respectfully note Staff’s comment and have revised our disclosure accordingly.

Description of Business

Company Overview, page 33

10.	We note your disclosure on page F-6 that you plan to "provide a clinic that keeps diabetes prevention and treatment in mind while integrating proactive screenings of the associated co-morbidities." Please expand your disclosure here to clarify how you plan to build out a clinic and explain what you mean when you state elsewhere that you will be offering "physician services."

Response: We note Staff’s comment and have expanded our disclosures to include the space in which we will offer services.

11.	Please disclose whether you intend to provide the office space for the healthcare professionals to see clients or whether you will simply be performing managerial and/or administrative functions for healthcare providers. In addition, please clarify what you mean when you discuss your "base of health systems customers."

Response: We respectfully note Staff’s comment and have added additional disclosure explaining the office space offered.

Physician Services Overview, page 35

12.	We note your disclosure that you believe you are "well-positioned to recruit and retain healthcare professionals" based on your "expertise in recruiting healthcare professionals" and "attractiveness of [y]our business model." Please revise or remove these statements, or disclose the basis for these statements, particularly, in light of your disclosure elsewhere in the registration statement that you are a "small startup company that has yet to begin operations."

Response: We respectfully note Staff’s comment and have removed such references throughout.

13.	We note your disclosure that you are one of only three members in the state of Nevada to be part of the Doctor's Health Network. Please expand your disclosure here to provide more details regarding your relationship with Doctor's Health Network, including describing material terms to any material contracts or agreements in place between you and Doctor's Health Network.

Response: While the Company is currently a member of Doctor’s Health Network, there are no material contracts or agreements in place.

Description of Property, page 45

14.	We note your disclosure that the administrative office you currently occupy is "adequate for your current needs." Please update your disclosure to clarify if you plan on operating your clinic out of this office or otherwise advise.

Response: We respectfully note Staff’s comment and have revised this disclosure accordingly.

Management's Discussion and Analysis or Plan of Operations, page 46

15.	We note the discussion on pages 11, 36 and 37 that you will provide physician services through fee for service payor arrangements and under these arrangements, will collect fees directly or through affiliated physicians or through the entities at which physician services are provided. We also note the discussion on page 40 that certain of your limited partnerships and limited liability companies have entered into ancillary services agreements with your physician partners’ group practices, pursuant to which the practice may provide the center with billing and collections. Please identify your partnerships and limited liability companies and clarify how you are accounting for them and clarify what you mean by "our physician partners' group practices." Also, explain more fully the nature of these arrangements, including the significant terms, services and obligations under these arrangements. Address the need to disclose these agreements within the context of your financial statements.

Response:

Business Plan Timeline, page 47

16.	Please revise your outline to discuss how long you estimate that it will take to recruit qualified professionals and get them under contract, how many you expect to have, how many clients you expect to need to become profitable, and how you will determine when you have an established client base. Given that your ability to conduct business is material information, please revise your anticipated timeline for doing so to be more specific.

Response: We respectfully note Staff’s comment and have updated our timeline to more specifically reflect the milestones needed to become fully operational.

Management and Director Experience, page 49

17.	Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years. Refer to Item 401(e) of Regulation S-K for guidance.

Response: We have updated our management’s business experience in order to more clearly disclose activities of our officers and directors for the last five years.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

18.	We note that the references to the statements of income and stockholder’s deficit in the report of your independent auditor are not consistent with the titles of your financial statements. Please have your auditor revise its report to refer to the exact titles of your financial statements.

Response: We respectfully note Staff’s comment and have corrected the headings of our audited financial statements accordingly to match the report of our independent auditor.

Note 3. Going Concern, page F-6

19.	Please expand your disclosures to discuss management’s plans to address the substantial doubt about the ability to continue as a going concern. Refer to ASC 205-40-50-13.c.

Response: We note Staff’s comment and have revised our Going Concern disclosure accordingly.

Note 5. Related Party Transactions, page F-6

20.	Please revise to disclose how you valued the shares of common stock issued to the related party entity in exchange for equipment. Explain to us how you considered the guidance in ASC 805-50-30-5 for transactions between entities under common control to account for this transaction using the carrying value of the equipment received.

Response: As no market for the shares existed at the time of issuance, shares were valued the same as the offering price, or $0.10 per share. As the equipment was not used, it was valued at its catalog price. While there is a common officer of the two entities, neither owns a part of the other, and Dr. Dewan owns 1.3% of the total voting stock of The Docs, Inc., and therefore does not substantially own The Docs, Inc.

Exhibits

21.	Please include an active link for each exhibit filed with the registration statement. Refer to Item 601(a)(2) of Regulation S-K.

Response: We have included an active link for each exhibit in our amended registration statement.

General

22.	We note on the cover page and elsewhere in your registration statement that it appears you are offering 2,000,000 primary shares of common stock and no secondary shares are being sold by existing investors. However, we note throughout the registration statement you also appear to have references to selling security holders and selling shareholders. For example only, we note you reference in your Expenses of Issuance and Distribution section that certain expenses "shall be borne by the selling security holder." Please revise your registration statement accordingly throughout to remove references to selling security holders to the extent your proposed offering is only a primary share offering.

Response: We respectfully note Staff’s comment and have removed such references throughout.

The Company acknowledges that:

•         it is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Thomas C. Cook, Esq. at (702) 524-9151.

THE DOCS, INC.
By: /s/ Mark A. Cole Mark A. Cole Principal Executive Officer

cc: Thomas C. Cook, Esq.